SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 Amendment No. 4
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         Electronic Clearing House Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    285562500
             ------------------------------------------------------
                                 (CUSIP Number)


                                   Jay L. Hack
                           Gallet Dreyer & Berkey, LLP
                                845 Third Avenue
                         New York, New York 10022 -6601
                                  212-935-3131
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 3, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 285562500
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Melvin Laufer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS:

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------

NUMBER OF                                 7    SOLE VOTING POWER:       519,839
SHARES                                    --------------------------------------
BENEFICIALLY                              8    SHARED VOTING POWER
OWNED BY                                  --------------------------------------
EACH                                      9    SOLE DISPOSITIVE POWER:  519,839
REPORTING                                 --------------------------------------
PERSON                                    10   SHARED DISPOSITIVE POWER
WITH                                      --------------------------------------

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    519,839
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.15%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------

This amendment amends a Schedule 13D of Melvin Laufer filed on July 9, 2003, as previously amended by Amendment 1 filed on August 11, 2003, Amendment 2 filed on September 12, 2003 and Amendment 3 filed January 8, 2004 (together, the "Schedule"). Items 3 and 5 of the Schedule are amended as set forth below to reflect the purchase of additional shares of stock of the Issuer. Other than as set forth below, to the best knowledge of the Reporting Person, there has been no material change in Items 1, 2, 4, 6 or 7 of the Schedule.

This amendment is being filed voluntarily to report purchases of additional shares of the issuer aggregating less than 1% of the shares of the issuer outstanding. The filing of this amendment should not be deemed an admission by the reporting person that a purchase of the number of shares set forth herein represents a material change in his ownership.

Amendment of Item 3. Source and Amount of Funds or Other Consideration

The additional shares reported herein were purchased for an aggregate purchase price of $647,701.97 using personal funds.

Amendment of Item 5. Interest in Securities of the Issuer

At September 3, 2004, the aggregate number of shares beneficially owned by Mr. Laufer was 519,839 shares. Mr. Laufer possesses sole voting and sole dispositive power as to all of those shares.

The following table shows all purchases of the Issuer's stock by Mr. Laufer after January 5, 2004, the last date for which a transaction was reported on the Schedule. All the following transactions were completed through brokers on the open market.

                                                               Aggregate
     Number of                                               Purchase Price
       Shares        Purchase Price                             Without
     Purchased         Per Share            Trade Date         Commission
     ---------         ----------           ----------         -----------
        200            $     9.05             9/1/2004         $  1,810.00
        300            $     8.86             9/1/2004         $  2,658.00
        400            $     8.94             9/1/2004         $  3,576.00
        600            $     9.01            8/31/2004         $  5,406.00
        300            $     9.01            8/30/2004         $  2,703.00
        200            $     9.08            8/30/2004         $  1,816.00
        200            $     9.08            8/30/2004         $  1,816.00
        300            $     8.65            8/30/2004         $  2,595.00
        200            $     8.65            8/27/2004         $  1,730.00
        200            $     8.60            8/27/2004         $  1,720.00
        600            $     8.50            8/27/2004         $  5,100.00
        100            $     8.49            8/26/2004         $    849.00
        200            $     8.46            8/26/2004         $  1,692.00
        400            $     8.60            8/26/2004         $  3,440.00
         70            $     7.97            8/26/2004         $    557.90
        100            $     7.97            8/26/2004         $    797.00

        130            $     7.97            8/26/2004         $  1,036.10
        300            $     7.50            8/24/2004         $  2,250.00
        100            $     7.16            8/19/2004         $    716.00
         60            $     6.98            8/18/2004         $    418.80
        140            $     6.96            8/18/2004         $    974.40
        200            $     7.23            8/18/2004         $  1,446.00
        100            $     6.98            8/17/2004         $    698.00
        100            $     6.91            8/17/2004         $    691.00
        300            $     6.70            8/17/2004         $  2,010.00
        200            $     6.61            8/17/2004         $  1,322.00
        300            $     6.68            8/17/2004         $  2,004.00
        200            $     6.70            8/17/2004         $  1,340.00
        200            $     6.90            8/16/2004         $  1,380.00
        239            $     6.90            8/16/2004         $  1,649.10
        200            $     6.85            8/16/2004         $  1,370.00
        200            $     7.18            8/13/2004         $  1,436.00
         50            $     7.25            8/13/2004         $    362.50
        150            $     7.25            8/13/2004         $  1,087.50
        100            $     8.10             8/6/2004         $    810.00
        100            $     8.02             8/6/2004         $    802.00
        100            $     8.47             8/5/2004         $    847.00
        100            $     8.44             8/5/2004         $    844.00
        200            $     8.65             8/4/2004         $  1,730.00
        100            $     8.54             8/2/2004         $    854.00
        200            $     9.00            7/29/2004         $  1,800.00
        100            $     9.08            7/28/2004         $    908.00
        100            $     9.04            7/28/2004         $    904.00
        200            $     9.00            7/28/2004         $  1,800.00
        100            $     9.50            7/28/2004         $    950.00
        100            $     9.50            7/28/2004         $    950.00
        100            $     9.52            7/27/2004         $    952.00
        200            $     9.60            7/26/2004         $  1,920.00
        200            $     9.84            7/23/2004         $  1,968.00
        100            $     9.49            7/23/2004         $    949.00
        200            $     9.49            7/23/2004         $  1,898.00
        100            $     8.92            7/22/2004         $    892.00
        100            $     9.07            7/15/2004         $    907.00
        100            $     9.02            7/15/2004         $    902.00
        200            $     9.25            7/15/2004         $  1,850.00
        100            $     9.40            7/14/2004         $    940.00
        100            $     9.40            7/14/2004         $    940.00
        200            $     9.37            7/14/2004         $  1,874.00
        200            $     9.38            7/14/2004         $  1,876.00
        114            $     9.45            7/14/2004         $  1,077.30
         69            $     9.40            7/12/2004         $    648.60
        100            $     9.40            7/12/2004         $    940.00
         55            $     9.45            7/12/2004         $    519.75
         45            $     9.45            7/12/2004         $    425.25

        100            $     9.45            7/12/2004         $    945.00
        200            $     9.65             7/9/2004         $  1,930.00
        100            $     9.44             7/2/2004         $    944.00
        100            $     9.37             7/2/2004         $    937.00
        100            $     9.24            6/28/2004         $    924.00
        100            $     9.23            6/28/2004         $    923.00
        300            $     9.92            6/28/2004         $  2,976.00
        300            $     9.90            6/24/2004         $  2,970.00
        200            $     9.90            6/23/2004         $  1,980.00
        200            $     9.95            6/21/2004         $  1,990.00
        200            $    10.10            6/18/2004         $  2,020.00
        100            $     9.99            6/18/2004         $    999.00
        100            $     9.99            6/18/2004         $    999.00
        100            $     9.85            6/15/2004         $    985.00
        100            $     9.85            6/15/2004         $    985.00
        200            $     9.85            6/15/2004         $  1,970.00
        100            $    10.52            6/10/2004         $  1,052.00
        100            $    10.52            6/10/2004         $  1,052.00
        100            $    10.50            6/10/2004         $  1,050.00
        300            $    10.50            6/10/2004         $  3,150.00
        200            $    10.82            6/10/2004         $  2,164.00
        200            $    10.90             6/9/2004         $  2,180.00
         98            $    10.85             6/9/2004         $  1,063.30
        202            $    10.85             6/9/2004         $  2,191.70
        100            $    10.85             6/9/2004         $  1,085.00
        400            $    10.90             6/9/2004         $  4,360.00
        200            $    10.00             6/7/2004         $  2,000.00
        100            $    10.20            4/23/2004         $  1,020.00
        100            $    10.20            4/23/2004         $  1,020.00
        200            $    10.20            4/22/2004         $  2,040.00
        100            $    10.20            4/21/2004         $  1,020.00
        100            $    10.20            4/21/2004         $  1,020.00
        100            $    10.36            4/20/2004         $  1,036.00
        200            $    10.10            4/16/2004         $  2,020.00
        200            $    10.49             4/8/2004         $  2,098.00
        100            $     9.12            3/24/2004         $    912.00
        200            $     9.56            3/18/2004         $  1,912.00
        200            $     9.70            3/18/2004         $  1,940.00
        200            $     9.92            3/17/2004         $  1,984.00
        100            $     9.56            3/16/2004         $    956.00
        100            $     9.56            3/16/2004         $    956.00
        200            $     9.44            3/12/2004         $  1,888.00
        100            $     9.61            3/11/2004         $    960.90
        100            $     9.56            3/10/2004         $    956.00
        200            $     9.45            3/10/2004         $  1,890.00
        200            $     9.20             3/5/2004         $  1,839.80
        100            $     9.16             3/4/2004         $    915.90
        200            $     9.15             3/4/2004         $  1,830.00

        200            $     9.24             3/2/2004         $  1,848.00
        100            $     9.18             3/1/2004         $    918.00
        200            $     9.40             3/1/2004         $  1,880.00
        200            $     9.40             3/1/2004         $  1,880.00
        200            $     9.33            2/20/2004         $  1,866.00
        100            $     9.00            2/19/2004         $    899.90
        100            $     8.79            2/19/2004         $    879.00
        200            $     8.96            2/19/2004         $  1,791.80
        600            $    10.06            2/19/2004         $  6,036.00
        100            $    10.25            2/19/2004         $  1,025.00
        500            $    10.25            2/19/2004         $  5,125.00
        100            $     9.75            2/19/2004         $    975.00
        500            $     9.75            2/19/2004         $  4,875.00
         50            $     9.42            2/18/2004         $    471.00
        100            $     9.42            2/18/2004         $    942.00
        250            $     9.42            2/18/2004         $  2,355.00
        400            $     9.20            2/18/2004         $  3,680.00
        800            $     8.90            2/18/2004         $  7,120.00
        200            $     8.54            2/18/2004         $  1,708.00
        600            $     8.40            2/18/2004         $  5,040.00
        200            $    11.20            2/10/2004         $  2,240.00
         50            $    11.20            2/10/2004         $    560.00
        200            $    11.20            2/10/2004         $  2,240.00
        150            $    11.20            2/10/2004         $  1,680.00
        400            $    11.20             2/9/2004         $  4,480.00
        100            $    11.40             2/6/2004         $  1,139.90
        200            $    10.85             2/6/2004         $  2,170.00
        200            $    10.85             2/6/2004         $  2,170.00
        200            $    11.30             2/5/2004         $  2,260.00
        400            $    11.45             2/5/2004         $  4,580.00
        100            $    11.73             2/4/2004         $  1,172.90
        100            $    11.80             2/4/2004         $  1,180.00
        100            $    11.45             2/4/2004         $  1,145.00
        300            $    11.55             2/4/2004         $  3,465.00
        100            $    11.55             2/4/2004         $  1,155.00
        400            $    11.98             2/3/2004         $  4,792.00
        200            $    12.14             2/2/2004         $  2,427.80
        400            $    12.40             2/2/2004         $  4,960.00
        100            $    12.00             2/2/2004         $  1,200.00
        300            $    12.00             2/2/2004         $  3,600.00
        200            $    11.90            1/30/2004         $  2,379.80
        100            $    11.90            1/30/2004         $  1,189.90
        400            $    11.75            1/30/2004         $  4,700.00
        400            $    11.45            1/30/2004         $  4,580.00
        100            $    10.81            1/28/2004         $  1,080.90
        200            $    12.46            1/26/2004         $  2,492.00
      1,000            $    12.67            1/26/2004         $ 12,670.00
        100            $    12.75            1/23/2004         $  1,274.90

        200            $    12.74            1/23/2004         $  2,547.80
        100            $    12.70            1/23/2004         $  1,270.00
        100            $    12.70            1/23/2004         $  1,270.00
        200            $    12.70            1/23/2004         $  2,540.00
         85            $    12.73            1/23/2004         $  1,082.05
        300            $    12.73            1/23/2004         $  3,819.00
        115            $    12.70            1/23/2004         $  1,460.50
        100            $    12.70            1/23/2004         $  1,270.00
        193            $    12.60            1/23/2004         $  2,431.80
        707            $    12.60            1/23/2004         $  8,908.20
        100            $    12.60            1/23/2004         $  1,260.00
        400            $    12.50            1/23/2004         $  5,000.00
         17            $    12.76            1/22/2004         $    216.92
        100            $    12.76            1/22/2004         $  1,276.00
      1,000            $    12.76            1/22/2004         $ 12,760.00
      1,000            $    12.72            1/22/2004         $ 12,720.00
      1,000            $    12.93            1/22/2004         $ 12,930.00
        200            $    12.70            1/21/2004         $  2,540.00
        400            $    12.70            1/21/2004         $  5,080.00
        300            $    12.72            1/21/2004         $  3,816.00
        100            $    12.72            1/21/2004         $  1,272.00
        200            $    12.70            1/21/2004         $  2,540.00
        300            $    12.78            1/21/2004         $  3,834.00
        200            $    12.80            1/21/2004         $  2,560.00
        100            $    12.80            1/21/2004         $  1,280.00
        200            $    12.85            1/20/2004         $  2,570.00
      1,000            $    12.60            1/20/2004         $ 12,600.00
        200            $    12.99            1/20/2004         $  2,598.00
        500            $    12.99            1/20/2004         $  6,495.00
        200            $    12.50            1/15/2004         $  2,500.00
        100            $    12.22            1/15/2004         $  1,222.00
        600            $    12.30            1/15/2004         $  7,380.00
        400            $    12.30            1/15/2004         $  4,920.00
      1,000            $    12.50            1/15/2004         $ 12,500.00
        300            $    12.50            1/15/2004         $  3,750.00
        700            $    12.50            1/15/2004         $  8,750.00
      1,200            $    12.55            1/15/2004         $ 15,060.00
        400            $    12.55            1/15/2004         $  5,020.00
        200            $    12.58            1/14/2004         $  2,516.00
        200            $    12.58            1/14/2004         $  2,516.00
      2,000            $    12.55            1/14/2004         $ 25,100.00
      2,000            $    12.35            1/14/2004         $ 24,700.00
        500            $    12.55            1/14/2004         $  6,275.00
        100            $    12.55            1/14/2004         $  1,255.00
        500            $    12.55            1/14/2004         $  6,275.00
        200            $    12.15            1/14/2004         $  2,430.00
        300            $    12.15            1/14/2004         $  3,645.00
        100            $    11.74            1/13/2004         $  1,173.90

        300            $    11.74            1/13/2004         $  3,522.00
      1,000            $    12.00            1/13/2004         $ 12,000.00
      1,000            $    12.00            1/13/2004         $ 12,000.00
        281            $    11.79            1/12/2004         $  3,312.99
        229            $    11.79            1/12/2004         $  2,699.91
         90            $    11.75            1/12/2004         $  1,057.50
        200            $    11.55            1/12/2004         $  2,310.00
        290            $    11.55            1/12/2004         $  3,349.50
        560            $    11.55            1/12/2004         $  6,468.00
        150            $    11.55            1/12/2004         $  1,732.50
        200            $    11.55             1/9/2004         $  2,309.80
        750            $    11.35             1/9/2004         $  8,512.50
        250            $    11.35             1/9/2004         $  2,837.50
        600            $    11.55             1/8/2004         $  6,930.00
        289            $    11.25             1/8/2004         $  3,251.25
        111            $    11.25             1/8/2004         $  1,248.75
        400            $    11.25             1/8/2004         $  4,500.00
        900            $    11.25             1/8/2004         $ 10,125.00
        100            $    11.25             1/8/2004         $  1,125.00
     ------                                                    -----------
     59,239                                                    $647,701.97



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2004

                                       /s/ MELVIN LAUFER
                                       -----------------------------------------
                                       Melvin Laufer